

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 8, 2015

Jimmy Stubbs
President and Chief Executive Officer
River Financial Corporation
2611 Legends Drive
Prattville, Alabama 36066

    Re: **River Financial Corporation**
             Amendment No. 1 to Registration Statement on Form S-4
             Filed September 29, 2015
             File No. 333-205986

Dear Mr. Stubbs:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2015 letter.

Historical and Pro Forma Per Share Data for River Financial and Keystone, page 24

1. We have reviewed your response to our prior comment number 22. Please revise the disclosure to address the dividends paid in 2015.

Comparative Per Share Data, page 25

2. We have reviewed your response to our prior comment number 23. Please revise to provide the pro forma equivalent per share information giving effect to the merger.

3. We have reviewed your response to our prior comment number 24. Please revise the first paragraph to indicate that the information that has been provided is as if the merger had become effective on January 1, 2014.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Office of Financial Services

cc.   Rebecca Hallman
        River Financial Corporation

        Michael Waters
        Jones Walker LLP